FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

28 February 2020

Notification of Transactions by Persons Discharging Managerial Responsibilities

The following transactions took place on 27 February 2020:

1.
Barry O'Byrne acquired 28 ordinary shares of US$0.50 each (the "Shares") in HSBC Holdings plc (the "Company"), at £5.3707 per Share.  The Shares were acquired under the Company's UK Share Incentive Plan.

2.
Ian Stuart acquired 2,700 units of HSBC Bank plc autocallable notes linked to underlying indices at a price of £99.4000 per unit.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Barry O'Byrne
2 - Reason for the notification
Position/status Initial notification/amendment			Chief Executive, Global Commercial Banking Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity Legal Entity Identifier code			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition under the UK Share Incentive Plan			£5.37	28	£150.38
		Aggregated	£5.371	28	£150.38

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Ian Stuart
2 - Reason for the notification
Position/status Initial notification/amendment			Chief Executive, HSBC UK Bank plc Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity Legal Entity Identifier code			HSBC Bank plc MP6I5ZYZBEU3UXPYFY54
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-27	Equity Linked Note: Decreasing Phoenix Auto-Callable: S&P 500, FTSE100 & Eurostoxx 50 Indices	XS2129391293	Euronext Dublin (XDUB)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£99.40	2,700	£268,380.00
		Aggregated	£99.40	2,700	£268,380.00

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 28 February 2020